UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.

 (Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

 (Translation of Registrant’s name into English)

Republic of Chile

 (Jurisdiction of incorporation or organization)

Vitacura 2670, 23rd floor, Santiago, Chile

 (Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

FOR IMMEDIATE RELEASE
For more information contact:
Rosita Covarrubias / Carolina Burgos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com; www.ccu.cl
(56-2) 427-3581 / (56-2) 427-3104

CCU S.A. REPORTS CONSOLIDATED THIRD QUARTER 2010 AND YTD RESULTS (1)

THIRD QUARTER
Net sales up 11.3%, Operating result increases 9.7%, EBITDA(2) up 7.9%
Net profit(3) up 8.9% to CLP 61.4 per share
YTD
Net sales up 7.8%, Operating result increases 19.3%, EBITDA(2) up 14.6%
Net profit(3) down 22.5% to CLP 231.9 per share

THIRD QUARTER BEFORE NON RECURRING ITEMS (NRI)
Operating result before NRI increases 9.3%, EBITDA(2) before NRI up 7.6%
Net profit before NRI up 40.4% to CLP 59.6 per share
YTD BEFORE NRI
Operating result before NRI increases 12.1%, EBITDA(2) before NRI up 9.2%
Net profit before NRI up 13.5% to CLP 218.4 per share

(Santiago, Chile, November 3, 2010) -- CCU announced today its consolidated financial results under IFRS for the third quarter ended September 30, 2010. (4)

COMMENTS FROM THE CEO

We are pleased with CCU s third quarter volumes. The consolidated volumes grew 8.7% to 3.8 million Hectoliters, with the contribution of practically all segments: Non alcoholic with 13.2%, Beer Argentina increased 7.9%, Spirits was up 7.4%, Beer Chile grew 6.8% and Wines grew 6.3% in the domestic market and decreased 7.1% in the export and Argentine markets. We attribute these positive changes to the effectiveness of our commercial efforts in line with the recovery of the economy and the subsequent private consumption dynamic.

__________________________________
(1)Statements made in this press release that relate to CCU s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.
(2)EBITDA represents Operating result plus depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. For more detail, please see full note before Exhibits.
(3)Net profit attributable to parent company shareholders as per IFRS.
(4)All the comments below refers to Q3 10 figures compared to Q3 09.

Net sales increased 11.3% due to the explained increase in volumes and to 2.3% average increase in prices.

The total EBITDA was influenced by the 18.1% decrease of the Wine s EBITDA as a consequence of higher raw material cost due to a lower yield in the 10 harvest, to the scarcity of wine pursuant the earthquakes related losses, and to the adverse impact on exports of the Chilean peso appreciation as compared to Q3 09: 6% vis a vis the US dollar and 16% with respect to the Euro. Also, the Beer Argentina s EBITDA measured in Chilean pesos increased 6.8% which is explained by the same reason. These foreign currency effects were not sufficiently compensated by the lower raw material cost in Beer Chile and Non-alcoholic beverages because their dollar related raw material inventories were converted at a higher foreign exchange rate. Additionally, our Marketing expenses increased 19% mostly due to expenses related to volume and to the bicentennial activities as well as to the final rounds of the Soccer World Cup. The EBITDA margin decreased from 21.6% to 21.0% in Q3 10, mostly as a consequence of these two effects (FX rates and marketing expenses), while the Operational result increased 9.7% and EBITDA grew 7.9%.

Finally, with regards to the February 2010 earthquake s damages, we have recorded in Accounts receivables the amount corresponding to cost and expenses incurred in relation with damage control tasks and destroyed inventory, according to our insurance policies. The receivable amount does not include the value of fixed assets write offs since the Company, together with the insurance adjusters, is in the final process of sorting out the assets to be replaced. As of September the Company had register CLP23,296 million as Accounts receivables and received partial cash advances from the insurance companies for CLP19,652 million (and CLP2,177 million in October for a total of CLP21,829 million) which reduced the total account receivable outstanding. We have also expensed CLP391 million corresponding to uncollectable provisions and write offs of non covered fixed assets.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

NET SALES

Q3 10	Total Net sales increased 11.3% to CLP 193,134 million as a result of 8.7% higher consolidated volumes and 2.3% higher average price. Volumes increased in almost all our segments, contributing to the consolidated volume growth: the Non-alcoholic beverages increased 13.2%, Beer Argentina was up by 7.9%, Spirits was 7.4% higher, our Beer segment in Chile achieved a 6.8% larger volume and domestic Wine volume increased 6.3%; partially compensated by a 7.1% decrease in Wine volumes in the export and Argentine markets. The higher average price is mainly explained by 17.3% rise in domestic Wine, 12.4% increase in the average price of Beer in Argentina, 2.3% price increase in Beer Chile, 2.0% in Spirits and 1.2% in Non-alcoholic beverages partially compensated by 2% decrease in Wine exports due to the appreciation of the Chilean peso. Prices increased due to changes in mix as well as to price list rises in Wine, Beer Chile and Beer Argentina. The appreciation of the Chilean peso eroded the price increases in the wine export and Beer Argentina segments.

2010	Accumulated Net sales increased 7.8% amounting to CLP 587,533 million, as a result of 6.9% higher consolidated volumes and 1.3% higher average prices.

Net sales by segment

	Q3 (million CLP)
	2010		2009		% Chg.
Beer Chile	61,014	31.6%	56,428	32.5%	8.1%
Beer Argentina	31,588	16.4%	26,155	15.1%	20.8%
Non-alcoholic beverages	50,719	26.3%	44,337	25.5%	14.4%
Wine	37,557	19.4%	36,874	21.2%	1.9%
Spirits	12,914	6.7%	11,088	6.4%	16.5%
Other/Eliminations	-659	-0.3%	-1,322	-0.8%	-
TOTAL	193,134	100.0%	173,560	100.0%	11.3%

	YTD (million CLP)
	2010		2009		% Chg.
Beer Chile	196,921	33.5%	191,393	35.1%	2.9%
Beer Argentina	105,676	18.0%	93,968	17.2%	12.5%
Non-alcoholic beverages	157,051	26.7%	142,204	26.1%	10.4%
Wine	100,658	17.1%	92,327	16.9%	9.0%
Spirits	31,728	5.4%	28,136	5.2%	12.8%
Other/Eliminations	-4,501	-0.8%	-3,046	-0.6%	-
TOTAL	587,533	100.0%	544,982	100.0%	7.8%

GROSS PROFIT

Q3 10	Increased 10.7% to CLP 99,338 million as a result of 11.3% higher Net sales, partially offset by 11.9% higher Cost of goods sold (COGS) which amounted to CLP 93,796 million. As a percentage of Net sales, the COGS increased from 48.3% in Q3 09 to 48.6% in Q3 10, mostly due to higher price of wine raw material as a consequence of a lower yield in the 10 harvest and the scarcity of wine pursuant the February 27 earthquake inventory losses. Accordingly, the Gross profit, as a percentage of Net sales, decreased from 51.7% in Q3 09 to 51.4% this quarter.

2010	Increased 11.3% to CLP 314,797 million and, as a percentage of Net sales, the consolidated Gross profit increased from 51.9% to 53.6% when compared to 2009.

OPERATING RESULT

Q3 10	Increased 9.7% to CLP 29,358 million due to the higher Gross profit, partially offset by higher Marketing/Selling, Distribution and Administrative expenses (MSD&A). MSD&A expenses increased in Q3 10 by 11.3%, to CLP 69,996 million. MSD&A expenses, as a percentage of Net sales, remained almost flat: 36.3% in Q3 09 to 36.2% in Q3 10. The consolidated operating margin decreased slightly from 15.4% in Q3 09 to 15.2% in Q3 10.

2010	Increased 19.3% amounting to CLP 111,208 million and the operating margin was 18.9%, increasing 1.8 percentage points when compared to 2009 due to a better performance and also due to a non recurring item (NRI) derived from the sale of a site in Lima which generated a one time profit before taxes of CLP 6,791 million. The accumulated Operating result before NRI increased 12.1% and its margin grew from 17.1% in 2009 to 17.8% in 2010.

Operating result and Operating margin by segment

	Q3
	Operating result (million CLP)			Operating margin
	2010	2009	% Chg	2010	2009
Beer Chile	15,269	14,253	7.1%	25.0%	25.3%
Beer Argentina	1,633	1,597	2.3%	5.2%	6.1%
Non-alcoholic beverages	6,636	3,863	71.8%	13.1%	8.7%
Wine	4,009	5,392	-25.7%	10.7%	14.6%
Spirits	2,256	1,807	24.9%	17.5%	16.3%
Other/Eliminations	-443	-160	177.1%	-	-
TOTAL	29,358	26,751	9.7%	15.2%	15.4%

	YTD
	Operating result (million CLP)			Operating margin
	2010	2009	%Chg	2010	2009
Beer Chile	54,807	50,265	9.0%	27.8%	26.3%
Beer Argentina	13,123	11,612	13.0%	12.4%	12.4%
Non-alcoholic beverages	23,011	14,987	53.5%	14.7%	10.5%
Wine	9,338	9,591	-2.6%	9.3%	10.4%
Spirits	4,837	4,947	-2.2%	15.2%	17.6%
Other/Eliminations	6,092	1,776	243.1%	-	-
TOTAL	111,208	93,178	19.3%	18.9%	17.1%

EBITDA

Q3 10	Increased 7.9%, to CLP 40,495 million and the consolidated EBITDA margin decreased from 21.6% in Q3 09 to 21.0% in Q3 10, mostly explained by foreign exchange rates, higher marketing expenses and cost/expenses pressures in Argentina.

2010	Increased 14.6% to CLP 143,947 million and the EBITDA margin grew from 23.0% in Q3 09 to 24.5% in Q3 10. The accumulated EBITDA before NRI increased 9.2% to CLP 137,156 and the margin increased from 23.0% in 2009 to 23.3% in 2010.

EBITDA by segment

	Q3
	EBITDA (million CLP)			EBITDA margin
	2010	2009	% Chg	2010	2009
Beer Chile	18,853	18,151	3.9%	30.9%	32.2%
Beer Argentina	2,847	2,665	6.8%	9.0%	10.2%
Non-alcoholic beverages	9,053	6,306	43.6%	17.8%	14.2%
Wine	5,629	6,876	-18.1%	15.0%	18.6%
Spirits	2,679	2,247	19.2%	20.7%	20.3%
Other/Eliminations	1,433	1,279	-	-	-
TOTAL	40,495	37,524	7.9%	21.0%	21.6%

	YTD
	EBITDA (million CLP)			EBITDA margin
	2010	2009	% Chg	2010	2009
Beer Chile	65,476	61,229	6.9%	33.2%	32.0%
Beer Argentina	16,700	15,085	10.7%	15.8%	16.1%
Non-alcoholic beverages	30,015	22,123	35.7%	19.1%	15.6%
Wine	14,194	14,900	-4.7%	14.1%	16.1%
Spirits	6,098	6,243	-2.3%	19.2%	22.2%
Other/Eliminations	11,464	5,992	-	-	-
TOTAL	143,947	125,573	14.6%	24.5%	23.0%

ALL OTHER

Q3 10	In All other we include the following: Net financing expenses, Share of profits of associates and joint ventures, Exchange rate differences, Result of indexed units and Other gains/(losses). The total variation of these accounts, when compared to the same quarter last year, is a lower income of CLP 5,194 million mainly explained by:

• Results of indexed units, which worsened CLP 2,347 million, mainly due to the absence this year of the 2009 deflation effect on our UF denominated financial debt, which generated an extraordinary gain in 2009. (The UF is a monetary unit indexed to the CPI variation).
• Other gains/(losses) and Exchange rate differences, which decreased CLP 3,792 million mostly due to losses related to the hedges covering foreign exchange variations on taxes.

All of the above was partially compensated by:

• Net financing expenses, which decreased CLP 929 million, from a net expense of CLP 2,702 million to CLP 1,773 million as a result of the timely procurement of the refinancing of a US$100 million loan due November 2009.

2010	Reduced from a profit of CLP 20,737 million to a loss of CLP 10,527 million due to the same reasons as explained above and lower non recurring profits in 2010. The accumulated Result of indexed units represented a lower profit of CLP 9,259 million in 2010. Other gains/(losses) considers the absence of CLP 24,439 million one time profit in 2009 generated by the sale of 29.9% of Aguas CCU-Nestlé Chile S.A. partially compensated by higher results of CLP 2,337 million on the foreign currency hedge.

INCOME TAX

Q3 10	Income tax decreased CLP 238 million mostly due to the absence of the tax credit related with the merger in Aguas CCU-Nestlé during 2009, partially compensated by the positive effect of foreign exchange fluctuations on taxes.

2010	Increased CLP 11,450 million mainly due to the absence this year of a non recurrent positive effect in Q1 09 and to the additional tax paid on the Peru site sale s profit.

MINORITY INTEREST

Q3 10	Decreased CLP 3,956 million to CLP 2,493 million mostly due to the lower results of Viña San Pedro Tarapaca and the absence of the 2009 one time effect in taxes of Aguas CCU-Nestlé.

2010	Decreased CLP 3,245 million to CLP 7,163 million mainly explained by the two reasons mentioned before.

NET PROFIT

Q3 10	Increased CLP 1,607 million to CLP 19,569 million due mostly to higher Operating result, lower Income tax and lower Minority interest, partially compensated by lower Non operating result.

2010	Decreased CLP 21,440 million to CLP 73,855 million due mostly to the absence this year of the profit related to 2009 non recurring items.

BUSINESS UNITS HIGHLIGHTS (Exhibits 3 and 4)

Business segments are reflected in the same way that each Strategic Business Unit (SBU) is managed. Corporate shared services and distribution and logistics expenses have been allocated to each SBU based on Service Level Agreements. The non-allocated corporate overhead expenses and the result of the logistics subsidiary are included in Other/Eliminations .

BEER CHILE

Net sales increased 8.1% to CLP 61,014 million as a result of 6.8% higher sales volume and 2.3% higher average prices.

Operating result increased 7.1% to CLP 15,269 million, mainly as a result of higher Gross profit partially offset by higher MSD&A expenses. Gross profit increase is explained by higher Net sales partially offset by higher COGS which increased 8.4% to CLP 25,033 million. As a percentage of Net sales, COGS remained practically flat, changing from 40.9% in Q3 09 to 41.0% in Q3 10. The MSD&A expenses increased 8.8% to CLP 20,742 million due mostly to higher marketing and distribution expenses. As a percentage of Net sales, MSD&A increased from 33.8% to 34.0%. The operating margin decreased from 25.3% to 25.0%.

EBITDA increased 3.9% to CLP 18,853 million, while the EBITDA margin was 30.9% or 1.3 percentage points lower than in Q3 09.

Comments Sales have shown a dynamic which is mainly explained by consumption acceleration. Beer Chile had a price increase on its premium segment and one way packaging of 6% on August 1, which was later partially compensated by higher discount in order to remain competitive. Raw materials costs in Chilean pesos are lower this year because of a stronger peso as compared to the dollar, however one way packaging products have had a more significant growth, thus neutralizing the lower cost of malt. Due to the time lag between the acquisitions of dollar indexed raw material and the price translation into Chilean pesos at the then foreign currency exchange, and the depletion opportunity, we expect to see the full benefit of the present lower exchange rate during the Q4 10. Marketing expenses were higher due to the implementation of the new brand image of Cristal, to marketing expenses related to the Bicentennial festivities and to marketing activities in July in relation with final rounds of the South African Soccer World Cup.

BEER ARGENTINA

Net sales measured in Chilean pesos increased 20.8% to CLP 31,588 million, as a result of 7.9% higher sales volumes and 12.4% higher average prices in order to partially compensate the increase in costs and expenses due to inflation.

Operating result measured in Chilean pesos increased 2.3% to CLP 1,633 million in Q3 10, as a consequence of higher Gross profit, partially compensated by higher MSD&A. Gross profit increased due to higher Net sales, partially compensated by higher COGS which increased 18.1%, to CLP 14,820 million this quarter. As a percentage of Net sales, COGS decreased from 48.0% to 46.9% in Q3 10. MSD&A expenses increased 26.5% from CLP 11,960 million to CLP 15,123 million due to inflation, unionization of sales personnel, higher distribution, sales taxes and the introduction of Schneider s new brand image. As a percentage of sales, MSD&A expenses increased from 45.7% to 47.9%. The operating margin decreased from 6.1% in Q3 09 to 5.2% in Q3 10.

EBITDA increased 6.8% or CLP 182 million to CLP 2,847 million this quarter, while the EBITDA margin decreased from 10.2% to 9.0%.

Comments The third quarter results were affected by the 9.7% appreciation of the Chilean peso vis a vis the Argentine peso. COGS and MSD&A increased due to inflationary pressure, mostly in expenses such as marketing, salaries, distribution costs and sales tax.

NON-ALCOHOLIC BEVERAGES

Net sales increased 14.4% to CLP 50,719 million due to higher volumes of 13.2% and a 1.2% increase in the average price.

Operating result increased 71.8% to CLP 6,636 million as a consequence of higher Net sales, partially compensated by higher COGS and higher MSD&A expenses. COGS increased 12.3% to CLP 25,299 million. COGS, as a percentage of Net sales, decreased from 50.8% to 49.9%. As a consequence, gross margin increased from 49.2% to 50.1%. MSD&A increased 5.6% to CLP 18,812 million. As a percentage of Net sales, MSD&A decreased from 40.2% to 37.1% mostly due to dilution of fixed expenses. The operating margin increased from 8.7% to 13.1%.

EBITDA increased 43.6% to CLP 9,053 million and the EBITDA margin reached 17.8%, 3.6 percentage points higher than in Q3 09.

Comments Volumes had a very positive performance in all categories during the quarter, soft drinks increased 11.1%, water 15.2% and nectars 20.3%. The segment s average price increased 1.2% due to last year s September 2.1% price increase.

Conversely, the water and nectar average price decreased due to a higher mix of larger packages, which tend to have a lower price per hectoliter.

WINE

Net sales increased 1.9% to CLP 37.557 million due to an increase of 3.8% in the average price in CLP partially compensated by a decrease in volume of 0.7%, excluding bulk wine. The Chile domestic volume grew 6.3%, Chile exports and Argentina s volume decreased 7.1%. The 17.3% price increase in the domestic market was the consequence of a price increase in August of 6% on average on top of the 8% increase in April and a scaling up of the sales portfolio. Exports prices increased 3% in foreign currencies which was cancelled out by the appreciation of the Chilean peso in the quarter. The Chilean currency became 6.4% stronger than the US dollar and 16.4% stronger than the Euro (approx. 30% of VSPT exports sales are in Euros, 55% in USD, 10% in Pounds and 5% in Canadian dollars).

Operating result decreased 25.7% from CLP 5,392 million to CLP 4,009 million in Q3 10, due mostly to higher COGS and lower exchange rate, both in dollars and Euros. COGS increased 5.8% from CLP 22,129 million to CLP 23,408 million due to the higher cost of wine. As a percentage of Net sales, COGS increased from 60.0% to 62.3%. Consequently, the gross margin decreased from 40.0% to 37.7% in Q3 10. As a percentage of Net sales, MSD&A increased from 25.8% to 27.2%. As a consequence, the operating margin decreased from 14.6% in Q3 09 to 10.7% in Q3 10.

EBITDA decreased 18.1% to CLP 5,629 million and the EBITDA margin decreased from 18.6% to 15.0%.

Comments The Company has been increasing prices in order to overcome the higher cost of wine (as raw material) and the appreciation of the Chilean peso. This, in combination with a better sales mix, has been reflected in the better average prices, and has helped to partially offset the very challenging cost and foreign exchange condition.

SPIRITS

Net sales increased 16.5% to CLP 12,914 million due to 7.4% higher volume and 2.0% higher average prices.

Operating result increased 24.9% from CLP 1,807 million to CLP 2,256 million, mainly due to higher Net sales partially compensated by higher COGS and MSD&A expenses. COGS increased from CLP 5,916 million to CLP 6,806 million due to higher raw material costs and finished product inventory depletion. COGS as a percentage of Net sales decreased from 53.4% to 52.7%. MSD&A increased 14.7% to CLP 3,818 million, mostly due to higher marketing and distribution expenses. As a percentage of Net sales, MSD&A decreased from 30.0% to 29.6%. As a consequence, the operating margin increased from 16.3% to 17.5%.

EBITDA increased 19.2% from CLP 2,247 million to CLP 2,679 million and the EBITDA margin increased from 20.3% to 20.7%.

Comments The industry is showing a positive trend driven by higher volume in the Pisco category and Rum category compared to last year. The performance improvement of Pisco is mostly explained by the strengthening of our Mistral premium brand. The participation of CPCh in the Shanghai fair encouraged us to actively pursue the introduction of Pisco in Asia.

(The exhibits to follow, figures have been rounded and may not sum exactly the totals shown.)
Note: EBITDA represents Operating result plus depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company s operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU s presentation of EBITDA may not be comparable to similarly titled measures used by other companies

Exhibit 1: Income Statement (Third Quarter 2010)

Q3	2010	2009	2010(1)	2009(1)	VARIANCE %
	(CLP million)	(CLP million)	(US$ million)	(US$ million)
Core revenue	188,607	169,579	390	350.6	11.2
Other revenue	4,527	3,981	9	8.2	13.7
Interco sales revenue	0	0	0	0.0	-
Net sales	193,134	173,560	399.3	358.9	11.3
Cost of goods sold	(93,796)	(83,793)	(193.9)	(173.3)	11.9
% of net sales	48.6	48.3	48.6	48.3
Gross profit	99,338	89,767	205.4	185.6	10.7
MSD&A (2)	(69,996)	(62,916)	(144.7)	(130.1)	11.3
% of net sales	36.2	36.3	36.2	36.3
Other operating income/(expenses)	(104)	(101)	(0.2)	(0.2)	3.8
OPERATING RESULT before NRI	29,237	26,751	60.5	55.3	9.3
% of net sales	15.1	15.4	15.1	15.4
Other NRI	121	0	0.3	0.0	-
OPERATING RESULT	29,358	26,751	60.7	55.3	9.7
% of net sales	15.2	15.4	15.2	15.4
Net financing expenses	(1,773)	(2,702)	(3.7)	(5.6)	-34.4
Share of profits of associates and joint ventures	401	386	0.8	0.8	3.8
Exchange rate differences	(1,178)	413	(2.4)	0.9	-385.3
Results of indexed units	(1,339)	1,008	(2.8)	2.1	-232.8
Other gains/(losses)	(2,486)	(285)	(5.1)	(0.6)	771.7
INCOME/(LOSS) BEFORE TAXES	22,984	25,571	47.3	52.9	-10.1
Income tax	(921)	(1,159)	(1.9)	(2.4)	-20.5
NET PROFIT FOR THE PERIOD	22,063	24,411	45.4	50.5	-9.6

NET PROFIT ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	19,569	17,962	40.2	37.1	8.9
MINORITY INTEREST	2,493	6,449	5.2	13.3	-61.3
Net profit attributable to Parent Company Shareholders as % of net sales	10.1	10.3	10.1	10.3
Earnings per share	61.4	56.4	0.1	0.1	8.9
Earnings per ADR	307.2	282.0	0.6	0.6	8.9
EBITDA(3) before NRI	40,374	37,524	83.5	77.6	7.6
% of net sales	20.9	21.6	20.9	21.6
EBITDA(3)	40,495	37,524	83.7	77.6	7.9
% of net sales	21.0	21.6	21.0	21.6

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5

Depreciation and Amortization	11,137	10,773	23	22.3	3.4
Capital Expenditures	22,232	24,817	46	51.3	(10.4)
(1) Exchange rate: US$1.00 = CLP 483.65
(2) MSD&A refers to Marketing selling, distribution and administrative expenses
(3) EBITDA = Operating result + Depreciation and Amortization

Exhibit 2: Income Statement (Nine Months Ended September 30, 2010)

AS OF SEPTEMBER	2010	2009	2010(1)	2009(1)	VARIANCE %
	(CLP million)	(CLP million)	(US$ million)	(US$ million)
Core revenue	575,397	531,302	1,190	1,098.5	8.3
Other revenue	12,137	13,680	25	28.3	-11.3
Interco sales revenue	0	0	0	0.0	-
Net sales	587,533	544,982	1,214.8	1,126.8	7.8
Cost of goods sold	(272,737)	(262,029)	(563.9)	(541.8)	4.1
% of net sales	46.4	48.1	46.4	48.1
Gross profit	314,797	282,953	650.9	585.0	11.3
MSD&A (2)	(210,617)	(188,803)	(435.5)	(390.4)	11.6
% of net sales	35.8	34.6	35.8	34.6
Other operating income/(expenses)	238	(972)	0.5	(2.0)	-124.5
OPERATING RESULT before NRI	104,417	93,178	215.9	192.7	12.1
% of net sales	17.8	17.1	17.8	17.1
Other NRI	6,791	0	14.0	0.0	-
OPERATING RESULT	111,208	93,178	229.9	192.7	19.3
% of net sales	18.9	17.1	18.9	17.1
Net financing expenses	(6,145)	(7,851)	(12.7)	(16.2)	-21.7
Share of profits of associates and joint ventures	627	840	1.3	1.7	-25.3
Exchange rate differences	(1,139)	374	(2.4)	0.8	-404.4
Results of indexed units	(4,016)	5,243	(8.3)	10.8	-
Other gains/(losses)	146	22,131	0.3	45.8	-
INCOME/(LOSS) BEFORE TAXES	100,681	113,916	194.1	235.5	-11.6
Income tax	(19,664)	(8,214)	(40.7)	(17.0)	139.4
NET PROFIT FOR THE PERIOD	81,017	105,702	153.5	218.6	-23.4

NET PROFIT ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	73,855	95,294	138.7	197.0	-22.5
MINORITY INTEREST	7,163	10,407	14.8	21.5	-31.2
Net profit attributable to Parent Company Shareholders as % of net sales	12.6	17.5	11.4	17.5
Earnings per share	231.9	299.2	0.4	0.6	-22.5
Earnings per ADR	1,159.4	1,496.0	2.2	3.1	-22.5
EBITDA(3) before NRI	137,156	125,573	283.6	259.6	9.2
% of net sales	23.3	23.0	23.3	23.0
EBITDA(3)	143,947	125,573	297.6	259.6	14.6
% of net sales	24.5	23.0	24.5	23.0

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5

DEPRECIATION	32,739	32,395	68	67.0	1.1
Capital Expenditures	48,157	50,838	100	105.1	(5.3)
(1) Exchange rate: US$1.00 = CLP 483.65
(2) MSD&A refers to Marketing selling, distribution and administrative expenses
(3) EBITDA = Operating result + Depreciation and Amortization

Exhibit 3: Segment Information - Third Quarter 2010

Q3	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
(CLP million)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Core revenue	60,250	55,131	31,372	25,863	49,697	43,380	35,617	34,547	11,671	10,658	0	0	188,607	169,579
Other revenue	609	768	199	275	292	143	1,936	2,323	720	150	770	321	4,527	3,981
Interco sales revenue	154	529	16	17	731	813	4	4	524	280	(1,429)	(1,643)	0	0
Net sales	61,014	56,428	31,588	26,155	50,719	44,337	37,557	36,874	12,914	11,088	(659)	(1,322)	193,134	173,560
variance %	8.1		20.8		14.4		1.9		16.5				11.3
Cost of goods sold	(25,033)	(23,084)	(14,820)	(12,548)	(25,299)	(22,525)	(23,408)	(22,129)	(6,806)	(5,916)	1,571	2,410	(93,796) (83,793)
% of net sales	41.0	40.9	46.9	48.0	49.9	50.8	62.3	60.0	52.7	53.4			48.6	48.3
Gross profit	35,981	33,343	16,767	13,607	25,420	21,812	14,149	14,745	6,108	5,171	913	1,088	99,338	89,767
MSD&A (1)	(20,742)	(19,068)	(15,123)	(11,960)	(18,812)	(17,808)	(10,227)	(9,529)	(3,818)	(3,329)	(1,273)	(1,223)	(69,996) (62,916)
% of net sales	34.0	33.8	47.9	45.7	37.1	40.2	27.2	25.8	29.6	30.0			36.2	36.3
Other operating income/(expenses)	31	(23)	(11)	(51)	28	(142)	87	176	(34)	(35)	(204)	(26)	(104)	(101)
OPERATING RESULT before NRI(2)	15,269	14,253	1,633	1,597	6,636	3,863	4,009	5,392	2,256	1,807	(564)	(160)	29,237	26,751
variance %	7.1		2.3		71.8		-25.7		24.9				9.3
% of net sales	25.0	25.3	5.2	6.1	13.1	8.7	10.7	14.6	17.5	16.3			15.1	15.4
NRI	0	0	0	0	0	0	0	0	0	0	121	0	121	0
OPERATING RESULT	15,269	14,253	1,633	1,597	6,636	3,863	4,009	5,392	2,256	1,807	(443)	(160)	29,358	26,751
variance %	7.1		2.3		71.8		-25.7		24.9				9.7
% of net sales	25.0	25.3	5.2	6.1	13.1	8.7	10.7	14.6	17.5	16.3	67.3	12.1	15.2	15.4
EBITDA before NRI(2)	18,853	18,151	2,847	2,665	9,053	6,306	5,629	6,876	2,679	2,247	1,312	1,279	40,374	37,524
variance %	3.9		6.8		43.6		-18.1		19.2				7.6
% of net sales	30.9	32.2	9.0	10.2	17.8	14.2	15.0	18.6	20.7	20.3			20.9	21.6
EBITDA	18,853	18,151	2,847	2,665	9,053	6,306	5,629	6,876	2,679	2,247	1,433	1,279	40,495	37,524
variance %													7.9
% of net sales													21.0	21.6

Q3	Beer Chile		Beer Argentina(3)		Non- alcoholic(4)		Wine(5)		Spirits		Other/eliminations		Total
VOLUMES(HL)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
SEGMENT VOLUME	1,091,742	1,021,976	845,664	783,910	1,494,664	1,319,893	339,332	341,696	60,674	56,513			3,832,075	3,523,988
variance %	6.8		7.9		13.2		-0.7		7.4				8.7
					SOFT DRINKS		CHILE DOMESTIC
					989,145	890,274	172,703	162,411
variance %					11.1		6.3
					NECTAR		CHILE EXPORTS
					245,701	204,156	145,174	150,212
variance %					20.3		-3.4
					WATER		ARGENTINA
					259,818	225,463	21,454	29,072
variance %					15.2		-26.2
(1) MSD&A refers to Marketing selling, distribution and administrative expenses
(2) NRI refers to Non-recurring items
(3) Excludes exports to Chile of 2,468 Hl and 3,049 Hl in 2010 and 2009 respectively
(4) Includes softdrink (sofdrink, tea , sports and energetic drinks) , nectars and water (purified and mineral)
(5) Excludes bulk wine of 23,174 Hl and 43,832 Hl in 2010 and 2009 respectively

Q3	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
AVE. PRICES (CLP/Hl)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
SEGMENT AVE. PRICE	55,187	53,945	37,098	32,992	33,249	32,866	104,963	101,106	192,348	188,596			49,218	48,121
variance %	2.3		12.4		1.2		3.8		2.0				2.3
					SOFT DRINKS		CHILE DOMESTIC
					32,266	31,733	77,514	66,069
variance %					1.7		17.3
					NECTAR		CHILE EXPORTS
					43,312	43,481	131,002	133,618
variance %					-0.4		-2.0
					WATER		ARGENTINA
					27,479	27,732	149,713	128,847
variance %					-0.9		16.2

Exhibit 4: Segment Information - Nine Months September 30, 2010

AS OF SEPTEMBER	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
(CLP million)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Core revenue	193,587	187,451	102,360	92,500	153,856	138,705	95,971	85,224	29,623	27,422	0	0	575,397	531,302
Other revenue	1,961	2,271	1,150	1,413	793	720	4,677	7,088	1,075	342	2,481	1,847	12,137	13,680
Interco sales revenue	1,373	1,671	2,166	56	2,402	2,779	10	15	1,030	372	(6,981)	(4,893)	0	0
Net sales	196,921	191,393	105,676	93,968	157,051	142,204	100,658	92,327	31,728	28,136	(4,501)	(3,046)	587,533	544,982
variance %	2.9		12.5		10.4		9.0		12.8				7.8
Cost of goods sold	(79,241)	(81,966)	(46,449)	(42,505)	(76,037)	(72,085)	(62,898)	(57,717)	(16,528)	(14,651)	8,417	6,896	(272,737)	(262,029)
% of net sales	40.2	42.8	44.0	45.2	48.4	50.7	62.5	62.5	52.1	52.1			46.4	48.1
Gross profit	117,680	109,427	59,227	51,463	81,014	70,118	37,761	34,610	15,200	13,485	3,916	3,850	314,797	282,953
MSD&A (1)	(63,140)	(58,779)	(46,092)	(39,821)	(58,163)	(54,743)	(28,534)	(25,226)	(10,328)	(8,478)	(4,360)	(1,756)	(210,617)	(188,803)
% of net sales	32.1	30.7	43.6	42.4	37.0	38.5	28.3	27.3	32.6	30.1			35.8	34.6
Other operating income/(expenses)	267	(382)	(12)	(30)	160	(388)	112	206	(35)	(59)	(254)	(318)	238	(972)
OPERATING RESULT before NRI(2)	54,807	50,265	13,123	11,612	23,011	14,987	9,338	9,591	4,837	4,947	(698)	1,776	104,417	93,178
variance %	9.0		13.0		53.5		-2.6		-2.2				12.1
% of net sales	27.8	26.3	12.4	12.4	14.7	10.5	9.3	10.4	15.2	17.6			17.8	17.1
NRI	0	0	0	0	0	0	0	0	0	0	6,791	-	6,791	-
OPERATING RESULT	54,807	50,265	13,123	11,612	23,011	14,987	9,338	9,591	4,837	4,947	6,092	1,776	111,208	93,178
variance %	9.0		13.0		53.5		-2.6		-2.2				19.3
% of net sales	27.8	26.3	12.4	12.4	14.7	10.5	9.3	10.4	15.2	17.6			18.9	17.1
EBITDA before NRI(2)	65,476	61,229	16,700	15,085	30,015	22,123	14,194	14,900	6,098	6,243	4,673	5,992	137,156	125,573
variance %	6.9		10.7		35.7		-4.7		-2.3				9.2
% of net sales	33.2	32.0	15.8	16.1	19.1	15.6	14.1	16.1	19.2	22.2			23.3	23.0
EBITDA	65,476	61,229	16,700	15,085	30,015	22,123	14,194	14,900	6,098	6,243	11,464	5,992	143,947	125,573
variance %													14.6
% of net sales													24.5	23.0

AS OF SEPTEMBER	Beer Chile		Beer Argentina(3)		Non- alcoholic(4)		Wine(5)		Spirits		Other/eliminations		Total
VOLUMES (HL)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
TOTAL SEGMENT	3,526,842	3,476,043	2,806,317	2,660,911	4,664,140	4,206,058	931,024	811,333	153,905	143,894			12,082,227	11,298,239
variance %	1.5		5.5		10.9		14.8		7.0				6.9
					SOFT DRINKS		CHILE DOMESTIC
					3,070,192	2,797,728	438,990	387,768
variance %					9.7		13.2
					NECTAR		CHILE EXPORTS
					659,932	567,147	435,673	368,240
variance %					16.4		18.3
					WATER		ARGENTINA
					934,016	841,184	56,361	55,325
variance %					11.0		1.9
(1) MSD&A refers to Marketing selling, distribution and administrative expenses
(2) NRI refers to Non-recurring items
(3) Excludes exports to Chile of 80,952 Hl and 11,260 Hl in 2010 and 2009 respectively
(4) Includes softdrink (sofdrink, tea , sports and energetic drinks) , nectars and water (purified and mineral)
(5) Excludes bulk wine of 51,898 Hl and 88,745 Hl in 2010 and 2009 respectively

AS OF SEPTEMBER	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
AVE. PRICES (CLP/Hl)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
SEGMENT AVE. PRICE	54,890	53,927	36,475	34,762	32,987	32,977	103,081	105,042	192,473	190,573			47,623	47,025
variance %	1.8		4.9		0.0		-1.9		1.0				1.3
					SOFT DRINKS		CHILE DOMESTIC
					32,393	32,153	72,584	68,113
variance %					0.7		6.6
					NECTAR		CHILE EXPORTS
					44,086	44,167	128,647	138,769
variance %					-0.2		-7.3
					WATER		ARGENTINA
					27,096	28,175	142,991	139,380
variance %					-3.8		2.6

Exhibit 5: Balance Sheet

	September 30	December 31	September 30	Decem ber 31%
	2010	2009	2010	2009	Change
ASSETS	(CLP million)	(CLP million)	(US$ million)(1)	(US$ million)(1)
Cash and cash equivalents	123,872	137,354	256	284	-9.8%
Other current assets	276,75 0	271,033	572	560	2.1%
Total current assets	400,623	408,387	828	844	-1.9%
PP&E (net)	505,164	488,447	1,044	1,010	3.4%
Other non current assets	189,702	206,882	392	428	-8.3%
Total non current assets	694,866	695,329	1,437	1,438	-0.1%
Total assets	1,095,489	1,103,716	2,265	2,282	-0.7%

LIABILITIES
Loa ns and other liabilities	8,833	21,051	18	44	-58.0%
Other liabilities	187,05 3	224,025	387	463	-16.5%
Total current liabilities	195,886	245,076	405	507	-20.1%
Loans and other liabilities	220,061	211,839	455	438	3.9%
Other liabilities	75,966	73,595	157	152	3.2%
Total non current liabilities	296,028	285,435	612	590	3.7%
Total Liabilities	491,914	530,509	1,017	1,097	-7.3%

EQUITY
Paid-in capital	231,020	231,020	478	478	0.0%
Other reserves	(33,286)	(25,194)	(69)	(52)	0.0%
Retained earnings	293,332	256,404	606	530	14.4%
Net equity attributable to parent company shareholders	491,065	462,230	1,015	956	6.2%
Minority interest	112,50 9	110,977	233	229	1.4%
Total equity	603,575	573,207	1,248	1,185	5.3%
Total equity and liabilities	1,095,489	1,103,716	2,265	2,282	-0.7%

OTHER FINANCIAL INFORMATION

Total financial debt	228,895	232,890	473	482	-1.7%

Net debt (2)	105,022	95,537	217	198	9.9%

Liquidity ratio	2.05	1.67
Financial Debt / Capitalization	0.27	0.29
Net debt / EBITDA (3)	0.53	0.53
(1) Exchange rate: US$1.00 = CLP 483.65
(2) Total financial debt minus cash & cash equivalents
(3) Last 12 months of EBITDA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              Compañía Cervecerías Unidas S.A.

                                                               (United Breweries Company, Inc.)

/s/ Ricardo Reyes

                                                                                    Chief Financial Officer

Date: November  9, 2010